

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2021

Walter G. Goodrich
Chief Executive Officer
Goodrich Petroleum Corporation
801 Louisiana, Suite 700
Houston, Texas 77002

      Re: Goodrich Petroleum Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2020
           Form 8-K filed May 6, 2021
           File No. 001-12719

Dear Mr. Goodrich:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Energy & Transportation